Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

15 November 2013

Chairman’s address

Prima Biomed Ltd 2013 Annual General Meeting

Lucy Turnbull AO

Welcome to the Prima Biomed Ltd Annual General Meeting for 2013. It is a pleasure to see our shareholders here in attendance today. We appreciate our investors’ support of the very important work we do here at Prima, trying to harness the immune system to fight and control cancer. We know it has been a trying year for shareholder value. So what I would like to do is explain, as your Chairman, and on behalf of the rest of the board, why we are excited about the prospects for Prima and the work it does.

Prima is a company working at the frontier of cancer immunotherapy. We are developing a relatively well tolerated and non-toxic treatment, offering hope for patients and their families. Cancer immunotherapy has only recently emerged as a highly promising area of treatment.

A short time ago we released an updated report on the CAN-003 data. Upon close analysis of the recent CAN-003 trial data, we are very encouraged by the positive results for ovarian cancer patients in second remission. These results have given us a very clear direction for the future: our clinical development program has been modified, so that our CAN-004 ovarian cancer trial – the CANVAS program – will concentrate on patients in second remission. The primary endpoint will now be overall survival. We are confident we are working with the right group of ovarian cancer patients and with the right clinical endpoint.

Our CEO Matt Lehman will give you a presentation about this shortly.

During the year we welcomed the appointment of our new non-executive director, Dr Russell Howard. Today we wish to advise that our non-executive director, Martin Rogers has decided not to stand for re-election and accordingly will be resigning at the conclusion of this AGM.

During the year we also saw the departure of our Chief Medical Officer, Dr Neil Frazer. Martin revived the company and Martin and Neil were both largely responsible for setting the company strategy and clinical development program to this point in time. We would like to thank both Martin and Neil for their very significant contribution to the company and wish them farewell.

In our continued quest for improved efficiency and financial effectiveness we are concentrating our manufacturing operations in Leipzig, Germany. We are in process of bringing in house all the knowledge and expertise that has been created over the past three years. Internalizing our know-how and capacity is an important and significant step to take to maintain and improve the quality of our work. What we have learned is of significant value, with great potential for the development of other therapies, either internally or in partnership with other clinical development companies or products.

I am very pleased with how quickly and responsively our management team and the doctors we work with around the globe have adapted and adjusted the clinical development plan.

Despite our weaker share price, we have made considerable progress this year. We have a data driven clinical development program, our team has a great amount of expertise in the development of immunotherapies, we have a healthy cash balance and we have good liquidity in Australia and improving liquidity in the US.

We believe the company’s value will grow because our clinical trial design is focused on what we have identified as the most responsive ovarian cancer patients, and we will be commencing a pilot study for pancreatic cancer soon.

We thank you for your support of the company, both as investors during difficult times as far as the share price is concerned, and as people who are as keen as we are to see improvement in the prospects for people suffering from serious disease, and understand the great potential cancer immunotherapies in general, and Prima in particular, hold for improving the lives of cancer patients and their families.